August 8, 2019

Janelle D'Alvise
Chief Executive Officer
Acasti Pharma Inc.
545 Promenade du Centropolis, Suite 100
Laval, Qu bec, Canada H7T 0A3

       Re: Acasti Pharma Inc.
           Registration Statement on Form F-3
           Filed August 7, 2019
           File No. 333-233063

Dear Ms. D'Alvise:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Jason Comerford, Esq.